

April 4, 2011

VIA US MAIL AND FAX
Mark Faris
Vice President and Chief Financial Officer
SRI Surgical Express
12425 Race Track Road
Tampa, Florida   33626

       Re: SRI Surgical Express
           Form 10-K for Fiscal Year Ended December 31, 2009
           Filed March 31, 2010
           File No. 1-34953

Dear Mr. Faris:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director